FORMATION

Formation Capital Corporation
Suite 720 - 789 West Pender Street
[redacted] Canada V6C 1H2
Fx: 604.682-6205
formcap.com

US $5 MILLION CREDIT FACILITY NOT PROCEEDING

Vancouver, B.C., September 12, 2003, Formation Capital Corporation (FCO-TSX) (the "Company") announced today that the US $5,000,000 financing announced July 21, 2003 will not be proceeding by reason of the substantive and fundamental differences between the terms of the credit facility documents presented and the terms of the previously announced Heads of Agreement. The Company will continue to actively pursue the availability of appropriate sources of funding for the start up of its Silver Refinery and the continuation of the permitting of its Idaho Cobalt Project (the "ICP").

The Silver Refinery constitutes a portion of the Big Creek Hydrometallurgical Complex located some 200 miles north of the Company's 100% owned ICP and is currently designed to refine up to 10 million ounces silver and 50 thousand ounces gold annually.

The ICP is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products and is forecast to produce approximately 3.3 million pounds of cobalt representing close to 4% of world cobalt production. The U.S.A. is the largest world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

The Company also announces it has closed a private placement with the issuance of 3,082,775 units at $0.18 per unit, each unit being comprised of one common share and one half common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.23 per share until August 22, 2005. On the closing of the private placement, the Company realized gross proceeds of $554,900. These proceeds, coupled with the $788,147 raised through the exercise of warrants announced August 19, 2003, total over $1.34 million raised by the company over the last two months.

The Company also holds significant interests in six precious metals projects in Canada, the United States and Mexico. With rising gold and silver prices, any advancement of these projects should also serve to enhance shareholder value.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com